Exhibit 99.57

Execution Version

UNDERWRITING AGREEMENT

October 26, 2021

WonderFi Technologies Inc.

1200 Waterfront Centre, 200 Burrard Street

PO Box 48600

Vancouver, British Columbia

V6E 2E9

Attention:            Ben Samaroo, Chief Executive Officer

Dear Sir:

Canaccord Genuity Corp. (the "Lead Underwriter"), as lead underwriter and sole bookrunner, and PI Financial Corp. (together with the Lead Underwriter, the "Underwriters") hereby agree to purchase from WonderFi Technologies Inc. (the "Company") (or to arrange for Purchasers (as defined herein) to purchase from the Company 13,520,001 units of the Company (the "Offered Units"), at a price of $1.95 per Offered Unit (the "Purchase Price") on a "bought deal" private placement basis, for aggregate gross proceeds of $26,364,001.95, subject to the terms and conditions set out below. In addition, the Company hereby grants the Underwriters an option (the "Underwriters' Option") to increase the size of the Offering by up to an additional 2,565,000 units (the "Additional Units") for additional gross proceeds of up to $5,001,750. The Underwriters' Option is exercisable, in whole or in part, for a period of seven days after and including the Closing Date (as hereinafter defined). The Offered Units and the Additional Units are collectively referred to herein as the "Units" and each, individually, a "Unit". The offer and sale of the Offered Units and the Additional Units, if any, are collectively referred to as the "Offering".

Upon and subject to the terms and conditions set forth herein, the Company hereby appoints the Underwriters, and the Underwriters hereby agree to act as underwriters to the Company to offer to purchase the Units, for resale in the Designated Provinces (as hereinafter defined) and those other jurisdictions outside Canada consented to by the Company where the Units may be lawfully sold pursuant to the terms and conditions hereof (the "Selling Jurisdictions"). Notwithstanding the foregoing, the Company has included certain Purchasers (as hereinafter defined) as identified by the Company on a president's list (the "President's List") who will settle directly with the Company (the "Direct Settlers"). The parties hereto acknowledge that the Underwriters shall not be required to conduct a suitability review in respect of the sale of any Units issued to Direct Settlers and the indemnity set out in Section 10 of this Agreement shall apply in respect of such sales.

Each Unit shall be comprised of one common share of the Company (each, a "Share") and one half of one Share purchase warrant of the Company (each whole warrant, a "Warrant"). Each Warrant will entitle the holder to purchase one Share (a "Warrant Share") at an exercise price of $2.55 per Warrant Share at any time before 5:00 p.m. (Toronto time) on the date that is 36 months following the Closing Date (the "Expiry Time"), provided that the Warrants will be subject to the right of the Company to accelerate the expiry date of the Warrants if, at any time following the date that is four months and one day following the Closing Date, the daily volume weighted average trading price of the Shares on the NEO Exchange Inc. (the "NEO") is greater than $4.00 per Share (subject to adjustment for subdivisions, consolidations and similar events) for the preceding five consecutive trading days (the "Acceleration Right"). The Acceleration Right will be exercisable by the Company within one trading day following such five-day period and shall be exercised by notice in writing to the holders of Warrants and the Underwriters, whereupon the Warrants shall expire on the date that is at least 30 days following the giving of such notice. The Company will issue a press release announcing the reduced warrant term concurrently with the giving of such notice. The Warrants shall be duly and validly created and issued pursuant to, and governed by, a warrant indenture dated as of the Closing Date (the "Warrant Indenture") to be entered into between Computershare Trust Company of Canada (the "Warrant Agent"), in its capacity as warrant agent thereunder, and the Company. The description of the Warrants herein is a summary only and is subject to the specific attributes and detailed provisions of the Warrants to be set forth in the Warrant Indenture. In the case of any inconsistency between the description of the Warrants in this Agreement and the terms of the Warrants as set forth in the Warrant Indenture, the provisions of the Warrant Indenture shall govern.

The Underwriters shall be entitled to appoint a soliciting dealer group consisting of other registered dealers (each, a "Selling Firm") as its agents to assist in the Offering. Any fee payable to such dealer(s) shall be for the account of the Underwriters and shall be negotiated between the Underwriters and the Selling Firm(s).

In consideration of the services to be rendered by the Underwriters hereunder and all other matters in connection with the offer and issue and sale of the Units, the Company shall, subject to the provisions hereof: (a) pay to the Underwriters a commission (the "Commission") equal to 7.0% of the aggregate gross proceeds of the Offering (excluding proceeds derived from the sale of Units to any Direct Settlers, up to a maximum of $2,000,000, for which a Commission equal to 3.5% of the aggregate gross proceeds of the portion of the Offering sold to Direct Settlers shall be payable) payable in cash; and (b) pay to the Lead Underwriter a cash fee of $75,000 and $75,000 payable in Shares issued at the Purchase Price (collectively, the "Corporate Finance Fee"). For further clarity, the aggregate gross proceeds derived from the sale of Units to persons on the President's List for which a Commission equal to 3.5% shall be payable is limited to $2,000,000. The Commission and the Corporate Finance Fee will be payable by the Company on the Closing Date. The portion of the Corporate Finance Fee that is payable in cash and the Commission may, at the option of the Underwriters, be made by way of deduction from the aggregate gross proceeds of the Offering on the Closing Date derived from the sale of Units to Purchasers who are not Direct Settlers and shall be fully earned by the Underwriters at that time.

As additional compensation for the services to be rendered by the Underwriters hereunder, the Company will issue to the Underwriters (or any Selling Firms(s) engaged by the Underwriters in amounts as determined by the Underwriters), that number of broker warrants (the "Broker Warrants") as is equal to 7.0% of the number of Units sold under the Offering (excluding Units sold to any Direct Settlers for which Broker Warrants equal to 3.5% of the aggregate number of Units sold under the Offering to Direct Settlers shall be payable). Each Broker Warrant will be exercisable to acquire one unit (each, a "Compensation Unit"), consisting of one Share (each, a "Compensation Unit Share") and one half of one Warrant (each whole Warrant, a "Compensation Unit Warrant") at an exercise price equal to the Purchase Price until 5:00 p.m. (Toronto time) on the date that is 36 months following the Closing Date, provided that the Compensation Unit Warrants shall be subject to the Acceleration Right. Each Compensation Unit Warrant shall be exercisable to purchase one Share (each, a "Compensation Unit Warrant Share") on the same terms and conditions applicable to the Warrants.

The parties acknowledge and agree that none of the Units, the Shares and Warrants comprising the Units, Warrant Shares, Broker Warrants, Compensation Units, Compensation Unit Shares, Compensation Unit Warrants or Compensation Unit Warrant Shares (collectively, the "Unit Securities") have been or will be registered under the U.S. Securities Act (as hereinafter defined) or under the Securities Laws (as hereinafter defined) of any state of the United States.

Offers and sales of Units will be made in the United States (as defined herein) and to U.S. Persons (as defined herein) pursuant to Rule 506(b) of Regulation D under the U.S. Securities Act (as defined herein) and similar exemptions under applicable state securities laws to Qualified Institutional Buyers (as defined herein) and/or U.S. Accredited Investors (as defined herein), through one or more U.S. Affiliates (as defined herein) pursuant to and in accordance with United States federal and state securities laws and the provisions of Schedule "A" to this Agreement. The Underwriters and the Company acknowledge that Schedule "A" forms part of this Agreement.

DEFINITIONS

In this Agreement, in addition to the terms defined above or elsewhere in this Agreement, the following terms shall have the following meanings:

"Acceleration Right" shall have the meaning ascribed to it above;

"Additional Units" shall have the meaning ascribed to it above;

"affiliate", "associate", "distribution", "misrepresentation", "material fact" and "material change", shall have the respective meanings ascribed thereto in the Securities Act (British Columbia);

"Agreement" means this agreement between the Underwriters and the Company dated as of the date hereof, including all schedules hereto, as amended or supplemented from time to time;

"Anti-Terrorism Laws" shall have the meaning ascribed thereto in Subsection 3(u);

"Assets and Properties" with respect to any Person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, tangible or intangible, choate or inchoate, absolute, accrued, contingent, fixed or otherwise, and, in each case, wherever situated), including the goodwill related thereto, operated, owned or leased by or in the possession of such Person;

"Authorizations" shall have the meaning ascribed thereto in Section 3(gg) of this Agreement;

"BCBCA" means the Business Corporations Act (British Columbia), as amended, including the regulations promulgated thereunder;

"Broker Warrant" shall have the meaning ascribed to it above;

"Broker Warrant Certificate" means the certificate representing the Broker Warrants;

"Business Day" means a day which is not a Saturday, Sunday or any other day on which the principal charter banks located in Vancouver, British Columbia or Toronto, Ontario are not open for business;

"CDS" means CDS Clearing and Depository Services Inc.;

"Claim" shall have the meaning ascribed thereto in Section 10 of this Agreement;

"Closing" means the issuance, delivery and sale of the Units on the Closing Date (including the issuance, delivery and sale of any Additional Units pursuant to the exercise of the Underwriters' Option) in accordance with the terms and conditions of this Agreement;

"Closing Date" means October 26, 2021, or such other date(s) on which the Closing shall occur (including any subsequent closing of the issuance of Additional Units pursuant to the exercise of the Underwriters' Option), as agreed to by the Lead Underwriter and the Company;

"Closing Time" means 6:00 a.m. (Vancouver time) on the Closing Date, or such other time on the Closing Date as agreed to between the Lead Underwriter and the Company;

"Commission" shall have the meaning ascribed to it above;

"Company" means WonderFi Technologies Inc., a company existing under the BCBCA;

"Company IP" means the Intellectual Property that has been developed, or that is being developed, by or for the Company, or that is being used, or is proposed to be used, by the Company, other than Licensed IP;

"Company's Auditors" means Crowe MacKay LLP or such other firm of chartered accountants as the Company may have appointed or may from time to time appoint as auditors of the Company;

"Compensation Unit" shall have the meaning ascribed to it above;

"Compensation Unit Share" shall have the meaning ascribed to it above;

"Compensation Unit Warrant" shall have the meaning ascribed to it above;

"Compensation Unit Warrant Certificate" means the certificate representing the Compensation Unit Warrants;

"Compensation Unit Warrant Share" shall have the meaning ascribed to it above;

"Contracts" means all agreements, contracts or commitments of any nature, written or oral, including, for greater certainty and without limitation, leases, loan documents, security documents, indentures, trust deeds, mortgages and notes and, in respect of the Company and the Subsidiaries;

"Corporate Finance Fee" shall have the meaning ascribed to it above;

"COVID-19" means the coronavirus disease 2019, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2);

"Designated Provinces" means, collectively, each of the provinces of Canada;

"Developers" shall have the meaning ascribed thereto in Section 3(qq);

"Direct Settler" shall have the meaning ascribed to it above;

"Disclosure Documents" means, collectively, all of the documentation which has been disclosed by the Company to the public or filed by or on behalf of the Company with the relevant Securities Regulators pursuant to applicable Securities Laws since August 31, 2021, and which are publicly available on SEDAR or on the Company's profile on the NEO's website;

"Encumbrances" means any hypothec, priority, mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

"Engagement Letter" means the letter agreement dated as of October 19, 2021 between the Company and the Lead Underwriter relating to the Offering, as amended pursuant to an amending agreement dated as of October 19, 2021 between the Company and the Lead Underwriter;

"Environmental Laws" means all Laws and agreements with any Governmental Authority and all other statutory requirements relating to public health and safety, noise control, pollution or the protection of the environment or to the generation, production, installation, use, storage, treatment, transportation, release or threatened release of Hazardous Materials, including civil responsibility for acts or omissions with respect to the environment, and all Authorizations issued pursuant to such Law, agreements or other statutory requirements;

"Environmental Permits" includes all orders, permits, certificates, approvals, consents, registrations and licenses issued by any authority of competent jurisdiction under any Environmental Laws;

"Executive Order" shall have the meaning ascribed thereto in Subsection 3(t);

"Expiry Time" shall have the meaning ascribed to it above;

"Financial Statements" shall have the meaning ascribed to it in Subsection 3(y);

"Foreign Issuer" means "foreign issuer" as that term is defined in Rule 902(e) of Regulation S;

"Governmental Authority" means any governmental authority and includes, without limitation, any national or federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

"Hazardous Materials" means any contaminant, pollutant, subject waste, hazardous waste, deleterious substance, industrial waste, toxic matter or any other substance that when released into the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health and, without restricting the generality of the foregoing, includes any contaminant, pollutant, subject waste, deleterious substance, industrial waste, toxic matter or hazardous waste as defined by applicable Laws or regulations enacted for the protection of the natural environment or human health;

"IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board;

"Indemnified Party" shall have the meaning ascribed thereto in Section 10;

"Intellectual Property" means domestic and foreign: (a) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (b) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (c) copyrights, copyright registrations and applications for copyright registration; (d) mask works, mask work registrations and applications for mask work registrations; (e) designs, design registrations, design registration applications and integrated circuit topographies; (f) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (g) software; and (h) any other intellectual property and industrial property;

"knowledge" means, as it pertains to the Company and where such reference to knowledge is not qualified, the actual knowledge of Ben Samaroo, Chief Executive Officer of the Company, Steve Krause, Chief Financial Officer of the Company, Cong Ly, Chief Technology Officer of the Company, and Dean Sutton, Chief Strategy Officer of the Company, as at the date of this Agreement, together with the knowledge which they would have had if they had conducted due and applicable inquiry into the relevant subject matter;

"Laws" means all laws, statutes, by-laws, rules, regulations, orders, decrees, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements of any Governmental Authority applicable to the Company;

"Leased Premises" means the premises which the Company occupies as a tenant;

"Licensed IP" means the Intellectual Property owned by any person other than the Company and which the Company licenses or uses;

"Material Adverse Effect" means the effect resulting from any change (including a decision to implement such a change made by the board of directors or by senior management who believe that confirmation of the decision by the board of directors is probable), event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), liabilities, capitalization, ownership, financial condition or results of operations or prospects of the Company on a consolidated basis;

"NEO" shall have the meaning ascribed to it above;

"NI 45-102" means National Instrument 45-102 – Resale of Securities;

"NI 45-106" means National Instrument 45-106 – Prospectus Exemptions;

"NI 51-102" means National Instrument 51-102 – Continuous Disclosure Obligations;

"OFAC" shall have the meaning ascribed thereto in Subsection 3(t);

"Offer Date" shall have the meaning ascribed thereto in Section 14;

"Offered Units" shall have the meaning ascribed to it above;

"Offering" shall have the meaning ascribed to it above;

"Permits" shall have the meaning ascribed thereto in Subsection 3(d);

"Person" shall be broadly interpreted and shall include any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

"President's List" shall have the meaning ascribed to it above;

"Purchase Price" shall have the meaning ascribed to it above;

"Purchasers" means the Persons who are qualified substituted purchasers in the Selling Jurisdictions who (as purchasers or beneficial purchasers) acquire Units by duly completing, executing and delivering Subscription Agreements and any other required documentation and permitted assignees or transferees of such persons from time to time;

"Qualified Institutional Buyer" means a "qualified institutional buyer" as defined in Rule 144A;

"Registered IP" means all Company IP that is the subject of registration for Intellectual Property or applications for such registration;

"Regulation D" means Regulation D as promulgated by the SEC under the U.S. Securities Act;

"Regulation S" means Regulation S as promulgated by the SEC under the U.S. Securities Act;

"Rule 144A" means Rule 144A under the U.S. Securities Act;

"SEC" means the United States Securities and Exchange Commission;

"Securities Laws" means, as applicable, all applicable securities Laws in each of the Selling Jurisdictions, the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, multilateral and national instruments, orders, blanket rulings, notices and other regulatory instruments of the securities regulatory authorities in such jurisdictions;

"Securities Regulators" means, collectively, the securities regulators or other securities regulatory authorities in the Selling Jurisdictions, including but not limited to, the NEO;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Selling Jurisdictions" shall have the meaning ascribed to it above;

"Shares" means the common shares of the Company, which the Company is authorized to issue as constituted on the date hereof;

"Subscription Agreements" means, collectively, the subscription agreements in the form agreed to by the Underwriters and the Company pursuant to which Purchasers agree to subscribe for and purchase Units as contemplated herein and shall include, for greater certainty, all schedules and exhibits thereto;

"Subsequent Mandate" shall have the meaning ascribed thereto in Section 14;

"subsidiary" shall have the meaning ascribed thereto in the BCBCA;

"Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Rule 902(j) of Regulation S;

"Systems" shall have the meaning ascribed thereto in Subsection 3(oo);

"Tax Act" means the Income Tax Act (Canada) and all rules and regulations made pursuant thereto, all as may be amended, re-enacted or replaced from time to time and any proposed amendments thereto announced publicly from time to time;

"Taxes" shall have the meaning ascribed thereto in Subsection 3(r)(C);

"Transaction Documents" means, collectively, this Agreement, the Subscription Agreements, any certificates representing the Warrants, the Warrant Indenture, the Broker Warrant Certificates and the Compensation Unit Warrant Certificates;

"Transfer Agent" means Computershare Trust Company of Canada, in its capacity as transfer agent and registrar of the Company at its principal offices in the City of Vancouver, British Columbia;

"Underlying Shares" means, collectively, Shares partially comprising the Units, the Warrant Shares issuable upon exercise of the Warrants, the Compensation Unit Shares issuable upon exercise of the Compensation Units, the Compensation Unit Warrant Shares issuable upon exercise of the Compensation Unit Warrants and the Shares partially comprising the Corporate Finance Fee;

"Underwriters" shall have the meaning ascribed to it above;

"Underwriters' Option" shall have the meaning ascribed to it above;

"Unit Securities" shall have the meaning ascribed to it above;

"Units" shall have the meaning ascribed to it above;

"United States" means the United States of America, its territories and possessions and any State of the United States and the District of Columbia;

"U.S. Accredited Investor" means an "accredited investor" as defined in Rule 501(a) of Regulation D under the U.S. Securities Act;

"U.S. Affiliate" means the U.S. registered broker-dealer affiliate of an Underwriter;

"U.S. Person" means a "U.S. person" as that term is defined in Rule 902(k) of Regulation S of the U.S. Securities Act;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"Warrant" shall have the meaning ascribed to it above;

"Warrant Agent" shall have the meaning ascribed to it above;

"Warrant Indenture" shall have the meaning ascribed to it above; and

"Warrant Share" shall have the meaning ascribed to it above.

TERMS AND CONDITIONS

1.	The Offering.

(a)	Sale on Exempt Basis. The Company understands that, although the offer to act as underwriters with respect to the Units is made hereunder by the Underwriters to the Company as purchaser and is not conditional upon the Underwriters being able to arrange for Purchasers, the Underwriters shall have the right to and shall use its commercially reasonable efforts to arrange for the Units to be purchased by the Purchasers:

(i)	in the Designated Provinces on a private placement basis in compliance with applicable Securities Laws; and

(ii)	in such other jurisdictions as consented to by the Company on a private placement basis in compliance with all applicable Securities Laws of such other jurisdictions provided that no prospectus, registration statement or similar document is required to be filed in such jurisdiction, no registration or similar requirement would apply with respect to the Company in such other jurisdictions and the Company does not thereafter become subject to on-going continuous disclosure obligations in such other jurisdictions.

(b)	U.S. Offers and Sales. The Company and the Underwriters understand and agree that any offers of the Units to, or for the account or benefit of, persons in the United States or U.S. Persons are being made by the Underwriters, acting through one or more U.S. Affiliates, for sale by the Company in accordance with this Agreement, on a private- placement basis to Qualified Institutional Buyers and/or U.S. Accredited Investors in compliance with Rule 506(b) of Regulation D under the U.S. Securities Act and similar exemptions under applicable U.S. state securities laws, it being understood and agreed that such offers and sales do not trigger: (i) any obligation to prepare and file a prospectus, offering memorandum, registration statement or similar disclosure documents in the United States; or (ii) any registration or other obligation on the part of the Company including, but not limited to, any continuing obligation in the United States; notwithstanding the foregoing, the Company shall comply with all covenants set forth in Schedule "A", including those set forth in Subsection 1(i) thereto, and the filings set forth in Subsection 1(c) of this Agreement.

(c)	Filings. The Company undertakes to file or cause to be filed all forms or undertakings required to be filed by the Company in connection with the purchase and sale of the Units so that the distribution of the Units may lawfully occur without the necessity of filing a prospectus, a registration statement or an offering memorandum in Canada or elsewhere (but on terms that will permit any Unit Securities acquired by the Purchasers and the Underwriters to be issued to such Purchasers and the Underwriters subject to, and in compliance with, applicable hold periods and other restrictions under applicable Securities Laws) and the Underwriters undertake to use commercially reasonable efforts to cause Purchasers under the Offering to complete any forms required by applicable Securities Laws and by the NEO in respect of such distribution. All fees payable in connection with such filings shall be at the expense of the Company.

(d)	Offering Memorandum. Neither the Company nor the Underwriters shall: (i) provide to prospective Purchasers any document or other material or information that would constitute an offering memorandum within the meaning of Securities Laws; or (ii) engage in any form of general solicitation or general advertising in connection with the offer and sale of the Units, including, but not limited to, causing the sale of the Units to be advertised in any newspaper, magazine, printed public media, printed media or similar medium of general and regular paid circulation, broadcast over radio, television or telecommunications, including electronic display, or conduct any seminar or meeting relating to the offer and sale of the Units whose attendees have been invited by general solicitation or advertising.

2.	Covenants. The Company hereby covenants to the Underwriters and to the Purchasers, and acknowledges that each of them is relying on such covenants in connection with the Offering, that the Company shall:

(a)	allow the Underwriters and their representatives to conduct all due diligence investigations regarding the Company that the Underwriter may reasonably require to be conducted up to and prior to the Closing Date;

(b)	use its commercially reasonable efforts to remain a corporation validly subsisting under the BCBCA, licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the nature of the activities conducted by it makes such licensing, registration or qualification necessary and shall carry on its business in the ordinary course and, in compliance in all material respects with all applicable Laws, rules and regulations of each such jurisdiction;

(c)	for a period of 36 months following the Closing Date, use commercially reasonable efforts to maintain its status as a "reporting issuer" under the Securities Laws of the Provinces of British Columbia and Alberta not in default of any requirement of such Securities Laws, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company ceasing to be a "reporting issuer" so long as the holders of Shares receive securities of an entity which is listed on a recognized stock exchange in Canada or the United States or cash, and the holders of the Shares have approved the transaction in accordance with the requirements of applicable corporate laws and the policies of the NEO (or such other applicable stock exchange upon which the Shares are listed or quoted);

(d)	for a period of 36 months following the Closing Date, use commercially reasonable efforts to maintain the listing of the Shares on the NEO or any other recognized stock exchange or quotation system, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Shares ceasing to be listed so long as the holders of Shares receive securities of an entity which is listed on a recognized stock exchange in Canada or the United States or cash, and the holders of the Shares have approved the transaction in accordance with the requirements of applicable corporate laws and the policies of the NEO (or such other applicable stock exchange upon which the Shares are listed or quoted);

(e)	use commercially reasonable efforts to list the Warrants on the NEO prior to the expiry of the statutory hold period applicable to the Units;

(f)	duly execute and deliver the Subscription Agreements (which the Company has determined to accept provided that such Subscription Agreements have been duly completed and executed by the Purchasers). In connection with executing and delivering such Subscription Agreements, the Company shall execute and deliver any certificates representing the Shares and Warrants comprising the Units issued pursuant to such Subscription Agreements at the Closing Time, and comply with and satisfy all terms, conditions and covenants therein and herein contained to be complied with or satisfied by the Company, at or prior to the Closing Time;

(g)	from the date hereof until 90 days following the Closing Date, not issue any Shares or securities convertible into, exchangeable for or otherwise exercisable to acquire Shares or other equity securities of the Company without the prior written consent of the Lead Underwriter, such consent not to be unreasonably withheld, except in conjunction with: (i) the grant or exercise of stock options and other similar issuances pursuant to incentive plans of the Company and other share compensation arrangements in effect as of the Closing Date; (ii) the exercise of warrants of the Company outstanding on the Closing Date; (iii) obligations in respect of existing agreements existing on the Closing Date (as they may be amended); and (iv) the issuance of securities in connection with asset and share acquisitions in the normal course of business;

(h)	use commercially reasonable efforts to fulfil or cause to be fulfilled, at or prior to the Closing Time, each of the conditions required to be fulfilled by it set out in Section 6 hereof;

(i)	ensure that, as at the Closing Time, the Warrants and the Broker Warrants shall be authorized, validly created and issued and shall have attributes corresponding in all material respects to the description thereof set forth in this Agreement, the Subscription Agreements, the Warrant Indenture and the Broker Warrant Certificates, as applicable;

(j)	ensure that, at all times prior to the expiry of the Broker Warrants, a sufficient number of Compensation Unit Warrants shall be authorized, validly created and reserved for issuance upon the exercise of the Broker Warrants and shall have attributes corresponding in all material respects to the description set forth in this Agreement, the Warrant Indenture and the Compensation Unit Warrant Certificate;

(k)	ensure that, upon issuance thereof and payment therefor, the Underlying Shares will be duly issued as fully paid and non-assessable shares in the capital of the Company;

(l)	ensure that, at all times prior to the expiry of the Warrants, a sufficient number of Warrant Shares are allotted and reserved for issuance upon the due exercise of the Warrants in accordance with their terms;

(m)	ensure that (i) at all times prior to the expiry of the Broker Warrants a sufficient number of Compensation Unit Shares are allotted and reserved for issuance upon the exercise of the Broker Warrants in accordance with their terms; and (ii) at all times prior to the expiry of the Compensation Unit Warrants (whether or not issued), a sufficient number of Compensation Unit Warrant Shares are allotted and reserved for issuance upon the due exercise of the Compensation Unit Warrants in accordance with their terms;

(n)	execute and file with the Securities Regulators all forms, notices and certificates relating to the Offering required to be filed pursuant to the Securities Laws in the time required by applicable Securities Laws, including, for greater certainty, all forms, notices and certificates set forth in the opinions delivered to the Underwriter pursuant to this Agreement required to be filed by the Company;

(o)	use the net proceeds of the Offering for the expansion of business operations as well as for general working capital purposes;

(p)	subject to applicable Law, obtain the prior approval of the Lead Underwriter, acting reasonably, as to the content and form of any press release relating to the Offering, such press release to include: (i) the following or substantially similar legend: "NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES"; and (ii) a disclaimer to the following effect "The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities law, and may not be offered or sold to, or for the account or benefit of, persons in the "United States" or "U.S. persons" (as such terms are defined in Regulation S under the U.S. Securities Act) absent registration or an exemption from such registration requirements. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there by any sale of, the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.";

(q)	immediately issue a press release, concurrently with providing written notice to holders of Warrants and the Underwriters, upon the Company determining to accelerate the expiry date of the Warrants as contemplated in this Agreement;

(r)	use its commercially reasonable efforts to maintain the Transfer Agent or a substituted transfer agent and registrar in respect of the Shares;

(s)	use its commercially reasonable efforts to maintain the Warrant Agent or a substituted warrant agent in respect of the Warrants until the Expiry Time;

(t)	comply with all the material covenants of the Company as set out in the Warrant Indenture;

(u)	ensure that upon their respective dates of issuance, the Underlying Shares, if and when issued, are listed and posted for trading on the NEO or such other recognized stock exchange on which the Shares are then listed;

(v)	not have taken any action nor will take any action that would cause the exemptions from the prospectus requirements afforded by the Securities Laws to be unavailable for offers and sales of the Units pursuant to this Agreement or for the exercise of the Warrants, the Compensation Warrants and the Compensation Unit Warrants; and

(w)	use commercially reasonable efforts to ensure that in conducting its business and operations: (i) it and its subsidiaries, if any, will apply for and obtain all material Authorizations required from any Governmental Authority having jurisdiction to the extent necessary for the Company and the subsidiaries to conduct the business as it is currently conducted and presently proposed to be conducted (provided that it need only obtain such Authorizations in respect of any proposed operations prior to such time as such operations are commenced); (ii) it and its subsidiaries, if any, will comply with the terms and conditions of all such Authorizations; and (iii) it and its subsidiaries, if any, shall use commercially reasonable efforts to ensure that all of such Authorizations will be valid and in full force and effect as required from time to time.

3.	Representations and Warranties of the Company. The Company represents and warrants to the Underwriters and to the Purchasers, and acknowledges that each of them is relying upon such representations and warranties in connection with the Offering, that:

(a)	the Company is duly organized and validly existing under the Laws of British Columbia, and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of the Company;

(b)	the Company is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its Assets and Properties requires such qualification and has all requisite corporate power, capacity and authority to conduct its business and own, lease and operate its Assets and Properties and to execute, deliver and perform its obligations under the Transaction Documents to which it is a party and any other document, filing, instrument or agreement delivered in connection with the Offering;

(c)	other than WonderFi Digital Inc., the Company has no direct or indirect subsidiaries or any investment or proposed investment in any Person which would otherwise be material to the business and affairs of the Company on a consolidated basis;

(d)	the Company has conducted and is conducting its business in compliance in all material respects with all applicable Laws of each jurisdiction in which it carries on business or holds assets (including all applicable federal, state, municipal and local Laws, regulations and other lawful requirements of any governmental or regulatory body, including all Governmental Authorities), and to the knowledge of the Company, holds all permits, licenses, certificates, consents and like authorizations necessary for it to carry on its current business in each jurisdiction where such business is carried on that are material to the conduct of the business of the Company as of the date of this Agreement (collectively, the "Permits") under all such Laws and is in compliance in all material respects with all terms of such Permits, all such Permits are valid and in good standing, and the Company has not received any notice of material non-compliance, and does not know of any facts that would be reasonably likely to give rise to a notice of material non-compliance with any such Laws, in each case, except as would not reasonably be expected to result in a Material Adverse Effect in respect of the Company;

(e)	the Company is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material Assets and Properties of the Company, and no other property or assets are necessary for the conduct of the business of the Company as currently conducted. Any and all of the agreements and other documents and instruments pursuant to which the Company holds any material Assets and Properties (including any interest in, or right to earn an interest in, any Intellectual Property) are valid and subsisting agreements, documents and instruments in full force and effect, enforceable in accordance with the terms thereof against the Company, and to the knowledge of the Company, the other party or parties thereto, in accordance with the terms thereof except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other Laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable Law, and all material leases, licenses and other agreements pursuant to which the Company derives the interests in such property are in good standing. The Company does not know of any claim or the basis for any claim that would reasonably be expected to have a Material Adverse Effect on the right of the Company to use, transfer or otherwise exploit its assets, none of the material properties (or any interest in, or right to earn an interest in, any property) of the Company is subject to any right of first refusal or purchase or acquisition right, and the Company does not have any responsibility or obligation to pay any material commission, royalty, license fee or similar payment to any Person with respect to the material property and assets thereof other than in the ordinary course of business;

(f)	the Company is a reporting issuer under the Securities Laws of the Provinces of British Columbia and Alberta and is not in default of any requirement of such Securities Laws and is not included on a list of defaulting reporting issuers maintained by the Securities Regulators or other securities regulatory authorities of such Provinces;

(g)	the Shares are listed and posted for trading on the NEO;

(h)	the authorized capital of the Company consists of an unlimited number of Shares without nominal or par value, of which, as at the close of business on October 25, 2021, 61,232,700 Shares were issued and outstanding. All of the issued and outstanding shares of the Company have been duly and validly issued as fully paid and non-assessable, none of the outstanding shares of the Company were issued in violation of any pre-emptive or similar rights of any securityholder of the Company and no holder of outstanding shares in the capital of the Company is entitled to any pre-emptive or any similar rights to subscribe for any shares or other securities of the Company or any Subsidiary;

(i)	the Company has not declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of the Shares and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its securities or agreed to do so or otherwise effected any return of capital with respect to such securities;

(j)	at the Closing Time, no rights to acquire, or instruments convertible into or exchangeable for, any Shares in the capital of the Company will be outstanding and no Person has any agreement, option, right or privilege (contractual or otherwise) capable of becoming an agreement for the purchase or acquisition of any interest in the Shares or other securities of the Company, other than in respect of (i) incentive stock options issued or issuable under the Company's equity incentive plan; and (ii) any other rights, warrants or options as disclosed in the Disclosure Documents;

(k)	at the Closing Time, all consents, approvals, permits, authorizations or filings as may be required to be made or obtained by the Company under applicable Securities Laws and the rules and regulations of the NEO necessary for the execution and delivery of the Transaction Documents and the consummation of the transactions contemplated thereby, including for the listing and posting for trading of the Underlying Shares on the NEO upon the issuance thereof, will have been made or obtained, as applicable (other than the filing of reports required under applicable Securities Laws within the prescribed time periods and the filing of standard documents with the NEO, which documents shall be filed as soon as practicable after the Closing Date and, in any event, within 10 Business Days of the Closing Date or within such other deadline imposed by applicable Securities Laws or the NEO);

(l)	the execution and delivery of each of the Transaction Documents and the performance by the Company of its obligations thereunder, the issue and sale of the Shares and Warrants comprising the Units and the Broker Warrants and the consummation of the transactions contemplated in this Agreement, including the issuance of the Compensation Unit Warrants and the Underlying Shares in accordance with their respective terms do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, (whether after notice or lapse of time or both) (i) the BCBCA; or (ii) the constating documents or resolutions of the Company, which are in effect at the date hereof; (iii) any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Company is a party or by which it is bound; or (iv) any judgment, decree or order binding the Company or its Assets and Properties;

(m)	at the Closing Time, all necessary corporate action will have been taken by the Company to allot and authorize the issuance of the Shares partially comprising the Units and the Shares partially comprising the Corporate Finance Fee, to validly create and issue the Warrants partially comprising the Units and to allot, authorize and reserve for issuance the Warrant Shares issuable upon exercise of the Warrants, and upon the issue thereof such Shares and Warrant Shares will be issued as fully paid and non-assessable shares in the capital of the Company and will not have been issued in violation of or subject to any pre- emptive rights or contractual rights to purchase securities issued by the Company;

(n)	at the Closing Time, all necessary corporate action will have been taken by the Company to validly create and issue the Broker Warrants, to create the Compensation Unit Warrants and to allot, authorize and reserve for issuance the Compensation Unit Shares and Compensation Unit Warrants issuable upon exercise of the Broker Warrants and the Compensation Unit Warrant Shares issuable upon exercise of the Compensation Unit Warrants, and upon the issuance thereof, the Compensation Unit Shares and Compensation Unit Warrant Shares will be issued as fully paid and non-assessable shares in the capital of the Company and will not have been issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Company;

(o)	at the Closing Time, each of the Transaction Documents shall have been duly authorized, executed and delivered by the Company and upon the execution and delivery of each Transaction Document, each such Transaction Document shall constitute a valid and binding obligation of the Company, enforceable against the Company in accordance with its respective terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable Law;

(p)	Computershare Trust Company of Canada, at its principal office in Vancouver, British Columbia, has been duly appointed as registrar and transfer agent in respect of the Shares and as warrant agent under the Warrant Indenture;

(q)	there are no contracts or agreements between the Company and any Person granting such person the right to require the Company to file a registration statement under Securities Laws in the United States or a prospectus under Securities Laws in Canada, with respect to any securities of the Company owned or to be owned by such Person;

(r)	except as disclosed in the Disclosure Documents, the Company has not approved, has not entered into any agreement in respect of, or has any knowledge of:

(A)	the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company whether by asset sale, transfer of shares or otherwise;

(B)	the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Company or otherwise) of the Company; or

(C)	any proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Company;

(s)	all taxes (including income tax, capital tax, sales taxes, goods and services taxes, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "Taxes") due and payable by the Company have been paid, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by the Company have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of the Company, no examination of any tax return of the Company is currently in progress and there are no disputes outstanding with any Governmental Authority respecting any Taxes;

(t)	the Company has established on its books and records reserves that are adequate for the payment of all material Taxes not yet due and payable and there are no liens for Taxes on the assets of the Company that are material, and there are no audits pending of the tax returns of the Company (whether federal, state, provincial, local or foreign) and there are no claims which have been or may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any Governmental Authority of any deficiency that would result in a Material Adverse Effect;

(u)	to the knowledge of the Company, the operations of the Company have been conducted at all times in compliance with the applicable federal and state laws relating to terrorism or money laundering ("Anti-Terrorism Laws"), including the financial recordkeeping and reporting requirements of The Bank Secrecy Act of 1970, as amended; Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 (the "Executive Order"); the Foreign Corrupt Practices Act; the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56, and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), and the Company is not: (i) a person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (ii) a person owned or controlled by, or acting for or on behalf of, any person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order; (iii) a person with which the Purchasers are prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law; (iv) a person that commits, threatens or conspires to commit or supports "terrorism" as defined in the Executive Order; or (v) a person that is named as a "specially designated national and blocked person" on the most current list published by the U.S. Treasury Department Office of Foreign Assets Control ("OFAC") at its official website or any replacement website or other replacement official publication of such list or any other person (including any foreign country and any national of such country) with whom the United States Treasury Department prohibits doing business in accordance with OFAC regulations. No action, suit or proceeding by or before any Governmental Authority or body or any arbitrator involving the Company with respect to Anti-Terrorism Laws is pending or, to the knowledge of the Company, threatened. The Company will not directly or indirectly use the proceeds, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any sanctions administered by OFAC;

(v)	no legal or governmental actions, suits, judgments, investigations or proceedings are pending to which the Company or the directors, officers or employees of the Company are a party or to which the Company's Assets and Properties are subject which if finally determined adversely to the Company would be expected to result in a Material Adverse Effect and, to the knowledge of the Company, no such proceedings have been threatened against or are pending with respect to the Company, or with respect to its Assets and Properties, and the Company is are not subject to any judgment, order, writ, injunction, decree or award of any Governmental Authority, which, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect;

(w)	the Company is not (i) in violation of its constating documents; or (ii) in default of the performance or observance of any obligation, agreement, covenant or condition contained in any Contract, indenture, trust deed, joint venture, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound, except in the case of clause (ii) for any such violations or defaults that would not result in a Material Adverse Effect;

(x)	to the knowledge of the Company, no counterparty to a Contract of the Company is in default or breach of such Contract and there exists no condition, event or act which, with the giving of notice or lapse of time or both would constitute a default or breach by such party under any such Contract except where such default or breach would not be expected to result in a Material Adverse Effect;

(y)	any and all of the agreements and other documents and instruments pursuant to which the Company holds its Assets and Properties (including any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable against the Company in accordance with the terms thereof, the Company is not in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged and such Assets and Properties are in good standing, in all material respects, under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licenses and claims pursuant to which the Company derives its interests in such Assets and Properties are in good standing and there has been no material default under any such lease, license or claim. None of the properties (or any interest in, or right to earn an interest in, any property) of the Company is subject to any right of first refusal or purchase or acquisition right;

(z)	the audited financial statements of DeFi Ventures Inc. ("DeFi"), the "reverse take over acquirer" (as defined in NI 51-102) in the reverse take over transaction between the Company and Austpro Energy Corporation completed on August 30, 2021, as at June 30, 2021 (the "Financial Statements") have been prepared in accordance with IFRS and, present fairly, in all material respects, the financial condition of DeFi as at the dates thereof and reflect all assets, liabilities or objectives (absolute, accrued, contingent or otherwise) of DeFi and the results of the operations and cash flows of DeFi for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Company, as applicable, that are required to be disclosed in such financial statements and there has been no material change in accounting policies or practices of the Company since June 30, 2021;

(aa)	there are no material liabilities of the Company whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Financial Statements;

(bb)	the Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (A) transactions are executed in accordance with management's general or specific authorization; and (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with principles IFRS and to maintain accountability for assets in each case in all material respects;

(cc)	the Company's Auditors who audited the Financial Statements and who provided their audit report thereon are independent public accountants as required under applicable Securities Laws and there has never been a reportable event (within the meaning of NI 51-102) between the Company and the Company's Auditors;

(dd)	since June 30, 2021, (A) there has been no material change (actual, proposed or prospective, whether financial or otherwise) in the business, business prospects, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company to the date of this Agreement except as has been disclosed in the Disclosure Documents, and (B) no transactions have been entered into by the Company other than in the ordinary course of business, except as has been disclosed in the Disclosure Documents;

(ee)	there is no material fact known to the Company which the Company has not disclosed to the Underwriters which materially and adversely affects, or so far as the Company can now reasonably foresee, will materially and adversely affect, the assets, liabilities (contingent or otherwise), affairs, business, prospects, operations or condition (financial or otherwise) of the Company or the ability of the Company to perform its obligations under the Transaction Documents;

(ff)	there are no material third party consents required to be obtained in order for the Company to create and issue the Unit Securities, other than those which have been obtained;

(gg)	the Company: (i) is and at all times has been in full compliance with all applicable Laws, other than non-compliance that would not result in a Material Adverse Effect; (ii) has not received any correspondence or notice from any Governmental Authority alleging or asserting non-compliance with any applicable Laws or any licenses, certificates, approvals, clearances, authorizations, permits, qualifications, consents and supplements or amendments thereto required by any such applicable Laws (collectively, "Authorizations"); (iii) possesses all Authorizations required for the conduct of its business, and such Authorizations are valid and in full force and effect and the Company is not in violation of any term of any such Authorization, other than non-compliance that would not result in a Material Adverse Effect; (iv) has not received notice of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action from any Governmental Authority or third party alleging that any operation or activity of the Company is in violation of any applicable Laws or Authorizations and has no knowledge or reason to believe that any such Governmental Authority or third party is considering any such claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action that would result in a Material Adverse Effect; (v) has not received notice that any Governmental Authority has taken, is taking or intends to take action to limit, suspend, modify or revoke any material Authorizations and/or will not grant any required Authorization and have no knowledge or reason to believe that any such Governmental Authority is considering such action; and (vi) has, or has had on its behalf, filed, declared, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any applicable Laws or Authorizations and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were materially complete and correct on the date filed (or were corrected or supplemented by a subsequent submission);

(hh)	the Company is not aware of any licensing or legislation, regulation, by-law or other lawful requirement of any Governmental Authority having lawful jurisdiction over the Company presently in force or to its knowledge, proposed to be brought into force that the Company anticipates it will be unable to comply with, to the extent that compliance is necessary, which would reasonably be likely to result in a Material Adverse Effect;

(ii)	to the knowledge of the Company, the Company is the legal and beneficial owner of, has good and marketable title to, and owns all right, title and interest in all Company IP, free and clear of all Encumbrances, charges, covenants, conditions, options to purchase and restrictions or other adverse claims or interests of any kind or nature and the Company has no knowledge of any claim of adverse ownership in respect thereof. No consent of any person is necessary to make, use, reproduce, license, sell, modify, update, enhance or otherwise exploit any Company IP and the Company has no Licensed IP;

(jj)	to the knowledge of the Company, the Company has not received any notice or claim (whether written, oral or otherwise) challenging its ownership or right to use of any Company IP or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor, to the Company's knowledge, is there a reasonable basis for any claim that any person other than the Company has any claim of legal or beneficial ownership or other claim or interest in any Company IP;

(kk)	to the knowledge of the Company, the conduct of the business of the Company has not infringed, violated, misappropriated or otherwise conflicted with any Intellectual Property right of any person;

(ll)	the Company is not a party to any action or proceeding, nor, to the knowledge of the Company, has any action or proceeding been threatened that alleges that any current or proposed conduct of its business has or will infringe, violate or misappropriate or otherwise conflict with any Intellectual Property right of any person;

(mm)	to the knowledge of the Company, no person has infringed or misappropriated, or is infringing or misappropriating, any rights of the Company in or to any Company IP;

(nn)	the Company has no Registered IP and has not submitted an application for registration of any Registered IP;

(oo)	the Company has taken commercially reasonable steps to back up all material software components of the information management, technology and computer systems (the "Systems") (including information used therein) used by the Company and maintained such backups at a secure off-site location (except where such failure to make such backup would not have a Material Adverse Effect). The Systems are maintained and supported in accordance with commercially reasonable industry practices. The Company has taken commercially reasonable steps to establish security plans for the Systems designed to protect against contamination, corruption, computer viruses, firewall breaches, sabotage, hacking and other software routines or hardware components that would permit unauthorized access or the unauthorized disablement, theft or erasure of the Systems. To the knowledge of the Company, computers and data processing systems, facilities and services used by the Company are substantially free of any material defects, bugs and errors. All material software being used is supported by valid license and all licenses in respect of such software are, to the knowledge of the Company, in good standing in all material respects and not in default in any material respect;

(pp)	there have been no written complaints relating to any improper use or disclosure of any information involving the Company, nor any breach in the information security, cybersecurity or similar systems in respect of the Company in the past three years;

(qq)	all Company IP was created or developed only by individuals during the course of their employment with the Company or by contractors or consultants in the course of their engagements with the Company ("Developers");

(rr)	all Developers, at the time they created or developed the Company IP, were either full-time employees of the Company or were contractors who assigned all rights in the Company IP, including any and all worldwide proprietary rights, to the Company pursuant to written agreements, and to the knowledge of the Company, the Developers did not incorporate any previously existing work product or other materials proprietary to the Developers or any third party in such creation or development;

(ss)	all Developers have waived in writing their moral rights in and to the Company IP to the extent the applicable jurisdiction in which such Developers were located protects moral rights;

(tt)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company of the Subsidiaries has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Company are pending, contemplated or threatened by any regulatory authority;

(uu)	there is no agreement in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Company;

(vv)	no union has been accredited or otherwise designated to represent any employees of the Company and, to the knowledge of the Company, no accreditation request or other representation question is pending with respect to the employees of the Company and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the facilities of the Company and none is currently being negotiated by the Company;

(ww)	there has not been in the last two years and there is not currently any labour disruption or conflict which could reasonably be expected to have a Material Adverse Effect on the Company;

(xx)	the Disclosure Documents disclose, to the extent required by applicable Securities Laws, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company or for the benefit of any current or former director, officer, employee or consultant of the Company (the "Employee Plans"), each of which have been maintained in all material respects with its terms and with the requirements prescribed by any and all Laws that are applicable to such Employee Plan;

(yy)	the Company is in compliance in all material respects with all Laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages and have not and are not engaged in any unfair labour practice;

(zz)	the Company does not own any real property;

(aaa)	none of the directors, officers or employees of the Company, any Person who owns, directly or indirectly, more than 10% of any class of securities of the Company or securities of any person exchangeable for more than 10% of any class of securities of the Company, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such Person) with the Company which materially affects, is material to or would reasonably be expected to materially affect the Company, other than has been disclosed in the Disclosure Documents;

(bbb)	except as disclosed in the Disclosure Documents, there are no actions, suits, judgments, investigations, inquiries or proceedings of any kind whatsoever outstanding (whether or not purportedly on behalf of the Company), pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its directors or officers, at law or in equity or before or by any commission, board, bureau or agency of any kind whatsoever and, to the knowledge of the Company, there is no basis therefor and the Company is not subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which, either separately or in the aggregate, may affect, is material to or will materially affect the Company or its Assets and Properties or could adversely affect the ability of the Company to perform its obligations under this Agreement;

(ccc)	the Company's insurance policies are valid and enforceable and in full force and effect, are underwritten by unaffiliated and reputable insurers, are sufficient for all requirements of applicable Law and provide insurance, including liability and product liability insurance, in such amounts and against such risks as is customary for corporations engaged in businesses similar to that carried on by the Company. The Company is not in default in any material respect with respect to the payment of any premium or compliance with any of the provisions contained in any such insurance policy and have not failed to give any notice or present any claim within the appropriate time therefor. There are no circumstances under which the Company would be required to or, in order to maintain its coverage, should give any notice to the insurers under any such insurance policy which has not been given. The Company has not received notice from any of the insurers regarding cancellation of such insurance policy;

(ddd)	(i) the Company, its Assets and Properties and the operation of its business has been and are, to the knowledge of the Company, in compliance in all material respects with all Environmental Laws; (ii) the Company is not in violation of any regulation relating to the release or threatened release of Hazardous Materials; (iii) the Company has complied in all material respects with all reporting and monitoring requirements under all Environmental Laws; (iv) the Company has operated its business and received, handled, used, stored, treated, shipped and disposed of all Hazardous Materials, in each case, in compliance with all applicable Environmental Laws; (v) the Company has never received any notice of any material non-compliance in respect of any Environmental Laws; (vi) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company relating to Hazardous Materials or any Environmental Laws; and (vii) there are no Environmental Permits necessary to conduct the business;

(eee)	the Company has not made any loans to, or guaranteed the obligations of, any Person;

(fff)	the minute books and records of the Company for the period from its date of incorporation to the date hereof and made available to the Underwriters and its counsel are all of the minute books and records of the Company and contain copies of all proceedings other than in respect of the Offering (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company during such period not reflected in such minute books and other records, other than those which are not material to the Company;

(ggg)	all information which has been prepared by the Company relating to the Company, its business, property and liabilities and made available to the Underwriters, and all financial, marketing, sales and operational information related to the Company and its business provided to the Underwriters was as of the date of such information and is, as of the date hereof, true and correct in all material respects, taken as a whole, and no fact or facts have been omitted therefrom which would make such information materially misleading and did not contain a misrepresentation;

(hhh)	the Company is in compliance in all material respects with its timely and continuous disclosure obligations under the Securities Laws of the Provinces of British Columbia and Alberta and the policies, rules and regulations of the NEO and, without limiting the generality of the foregoing, there has not occurred any material adverse change in the assets, liabilities (contingent or otherwise), business, condition (financial or otherwise), capital or prospects of the Company since June 30, 2021, which has not been publicly disclosed on a non-confidential basis and, except as may have been corrected by subsequent disclosure, the statements set forth in the Disclosure Documents were true, correct and complete in all material respects and did not contain any misrepresentation as of the date of such statements and the Company has not filed any confidential material change reports since the date of such statements which remain confidential as at the date hereof;

(iii)	none of the Company or, to the knowledge of the Company, its officers or directors is aware of any circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part 16 – Civil Liability of the Securities Act (British Columbia) or comparable legislation under the applicable Securities Laws of the Designated Provinces;

(jjj)	other than the Underwriters, there is no Person acting or purporting to act at the request or on behalf of the Company that is entitled to any brokerage or finder's fee or other compensation in connection with the transactions contemplated by this Agreement;

(kkk)	the Shares, Warrants and Warrant Shares will be qualified investments under the Tax Act, eligible for investment in a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a deferred profit sharing plan and a tax- free savings account; and

(lll)	the Company has used commercially reasonable efforts to restrict its officers and directors from selling any securities of the Company from the date of the Engagement Letter to the Closing Date.

It is further agreed by the Company that all representations and warranties of the Company in this Section 3 made by the Company to the Underwriters shall also be deemed to be made for the benefit of the Purchasers as if the Purchasers were also parties hereto (it being agreed that the Underwriters are acting for and on behalf of the Purchasers for this purpose).

4.	Representations, Warranties and Covenants of the Underwriters. Each Underwriter hereby represents, warrants and covenants to the Company, and acknowledges that the Company is relying upon such representations, warranties and covenants in connection with the Offering, that:

(a)	it has been duly incorporated, or formed, and organized and is validly existing under the laws of the jurisdiction in which it was incorporated or formed, as the case may be and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of such Underwriter;

(b)	it has good and sufficient right and authority to enter into this Agreement and to complete the transactions contemplated under this Agreement and any other documents in connection with the Offering to which it is a party;

(c)	it has complied and will comply, and shall require any Selling Firm to comply, with all applicable Securities Laws in connection with the sale of the Units, and shall offer the Units for sale to potential Purchasers on a private placement basis directly and through Selling Firms upon the terms and conditions set out in this Agreement. Any Selling Firm appointed by such Underwriter shall be compensated by such Underwriter from its compensation hereunder;

(d)	it has offered and will offer, and shall require any Selling Firm to offer, for sale to potential Purchasers on a private placement basis and sell the Units only in the Selling Jurisdictions where they may be lawfully offered for sale and sold;

(e)	it and its representatives (including any Selling Firms) have not engaged in or authorized, and will not engage in or authorize, activity that would constitute "directed selling efforts" under Regulation S or any form of general solicitation or general advertising in connection with or in respect of the Units in any newspaper, magazine, printed media of general and regular paid circulation or any similar medium, or broadcast over radio, television or otherwise conducted any seminar or meeting concerning the offer or sale of the Units whose attendees have been invited by any general solicitation or general advertising;

(f)	it has not and will not: (i) provide prospective Purchasers with any document or other material that would constitute an offering memorandum within the meaning of applicable Securities Laws; or (ii) solicit offers to purchase or sell the Units so as to require the filing of a prospectus or registration statement with respect thereto or the provision of a contractual right of action or a statutory right of action under the laws of any jurisdiction or obligate the Company to (A) take action to qualify any of its securities, (B) establish or maintain any office, director or officer in such jurisdiction, or (C) execute a general consent to services of process or register to do business in such jurisdiction, or otherwise subject the Company to any reporting or other requirement in such jurisdiction other than reports that may be required to be filed in connection with the Offering;

(g)	it has not made, and will not make, and will require any Selling Firm to agree not to make, any representations or warranties about the Company or the Units;

(h)	it will obtain from each Purchaser a duly completed and executed Subscription Agreement (including any applicable schedules and exhibits thereto) and other forms required under applicable Securities Laws that are provided to it by the Company for execution by Purchasers relating to the issuance and sale of the Units; and

(i)	it is acquiring the Broker Warrants as principal for its own account and not for the benefit of any other Person and is acquiring the Broker Warrants for investment only and not with a view to resale or distribution of the Broker Warrants and such Underwriter is an "accredited investor" as such term is defined in NI 45-106.

5.	Closing Deliveries. The purchase and sale of the Units shall be completed at the Closing Time on the Closing Date at the offices of Cassels, Brock & Blackwell LLP, Vancouver, British Columbia, or at such other place as the Underwriters and the Company may agree. At or prior to the Closing Time, the Company shall deliver to the Underwriters:

(a)	the opinions, certificates and agreements referred to in Section 6 and all other documents required to be provided by the Company to the Underwriters pursuant to this Agreement and the Subscription Agreements;

(b)	other than in respect of Direct Settlers or as directed by the Underwriters, certificates representing the Shares and Warrants comprising the Units registered in the name of "CDS & Co." or any Purchaser or in such other name or names as the Underwriters may direct. Notwithstanding the foregoing, if the Underwriters and the Company determine to issue any of the Shares and Warrants comprising the Units issued to Purchasers who are not Direct Settlers as book-entry only securities in accordance with the "non-certificated inventory" rules and procedures of CDS, then as an alternative or in addition to the Company delivering one or more definitive certificates representing such Shares and Warrants comprising the Units, the Underwriters will provide a direction to CDS with respect to the crediting of the Shares and Warrants comprising the Units to the accounts of participants of CDS as shall be designated by the Underwriters in writing in sufficient time prior to the Closing Date to permit such crediting;

(c)	the Company's receipt for payment by the Underwriters of an amount equal to the aggregate purchase price for the Units sold to Purchasers who are not Direct Settlers pursuant to the Offering less an amount equal to the Commission, Corporate Finance Fee and the costs and expenses of the Underwriter provided for in Section 11; and

(d)	such further documentation as may be contemplated by this Agreement or as counsel to the Underwriters or the applicable regulatory authorities may reasonably require,

against delivery of the Underwriters to the Company of:

(e)	all duly completed Subscription Agreements tendered by the Purchasers who are not Direct Settlers for the Units being issued and sold and, where applicable, all completed forms, schedules and certificates contemplated by the Subscription Agreements;

(f)	wire transfer of immediately available funds in an amount equal to the aggregate purchase price for the Units sold to Purchasers who are not Direct Settlers pursuant to the Offering, less an amount equal to the Commission, the Corporate Finance Fee and the costs and expenses of the Underwriter provided for in Section 11; and

(g)	the Lead Underwriter's receipt for the Commission, the Corporate Finance Fee and the costs and expenses of the Underwriters provided for in Section 11 and the Units delivered to the Underwriters in accordance with this Section 5.

6.	Closing Conditions. The Underwriters' obligation to purchase the Units at the Closing shall be conditional upon the fulfilment at or before the Closing Time of the following conditions:

(a)	the Underwriters shall have received at the Closing Time a certificate dated the Closing Date, signed by an appropriate officer or officers of the Company addressed to the Underwriters, with respect to the constating documents of the Company, all resolutions of the Company's board of directors relating to the Transaction Documents and otherwise pertaining to the purchase and sale of the Units and the transactions contemplated hereby and thereby, the incumbency and specimen signatures of signing officers and such other matters as the Underwriters may reasonably request;

(b)	the Underwriters shall have received a certificate, dated as of the Closing Date, signed by the Chief Executive Officer and the Chief Financial Officer of the Company, or such other officer or director of the Company as the Underwriters may agree, certifying for and on behalf of the Company, without personal liability, to the best of the knowledge, information and belief of the persons so signing, that:

(i)	the Company has complied with all the terms, covenants and conditions of this Agreement on its part to be complied with up to the Closing Time;

(ii)	the representations and warranties of the Company contained in this Agreement and in any certificates of the Company delivered pursuant to or in connection with this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement; and

(iii)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officer, contemplated or threatened by any regulatory authority;

(c)	the Underwriters shall have received satisfactory evidence that notice of the Offering has been provided to the NEO, and all requisite filings have been made with the NEO in order to complete the Offering, in each case in accordance with the applicable policies of the NEO;

(d)	the Underwriter shall have received satisfactory evidence that all requisite approvals and consents have been obtained by the Company in order to complete the Offering, and such approvals and consents are in full effect and have not been modified;

(e)	each of the Transaction Documents shall be in a form acceptable to the Underwriters, acting reasonably, and shall have been executed and delivered by the Company;

(f)	the Underwriters shall have received a certificate from the Transfer Agent as to the number of Shares issued and outstanding as at a date not more than two Business Days prior to the Closing Date;

(g)	the Underwriters shall have received legal opinions addressed to the Underwriters and the Purchasers, in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the Closing Date, from Cassels, Brock & Blackwell LLP, counsel to the Company, or local counsel with respect to those matters governed by the laws of jurisdictions other than the jurisdictions in which it is qualified to practice, which counsel in turn may rely, as to matters of fact, on certificates of public officials and officers of the Company, as appropriate, with respect to the following matters:

(i)	the incorporation and valid existence of the Company;

(ii)	the authorized and issued and outstanding capital of the Company immediately prior to the Closing Time;

(iii)	the corporate power and capacity of the Company to execute and deliver the Transaction Documents and to perform all of its obligations thereunder and to create and issue the Unit Securities;

(iv)	the Company has the corporate power and capacity under the laws of British Columbia to carry on business as presently carried on and to own, lease and operate its Assets and Properties;

(v)	all necessary corporate action has been taken by the Company to authorize the execution and delivery of the Transaction Documents and the performance by the Company of its obligations thereunder;

(vi)	each of the Transaction Documents to be executed and delivered on the Closing Date has been authorized, executed and delivered by the Company, and constitute a valid and legally binding agreement of the Company enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, liquidation, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and the qualification that the enforceability of rights of indemnity, contribution and waiver and the ability to sever unenforceable terms may be limited by applicable Law;

(vii)	the Compensation Unit Warrant Certificates, when issued and delivered by the Company, will constitute legal, valid and binding obligations of the Company, enforceable against the Company by the other party thereto in accordance with the terms thereof, except as enforcement thereof may be limited by bankruptcy, insolvency, liquidation, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and the qualification that the enforceability of rights of indemnity, contribution and waiver and the ability to sever unenforceable terms may be limited by applicable Law;

(viii)	the Shares partially comprising the Units and the Shares partially comprising the Corporate Finance Fee have been duly authorized and will be validly issued as fully paid and non-assessable common shares in the capital of the Company;

(ix)	the Warrants partially comprising the Units and the Broker Warrants have been authorized, created and validly issued by the Company;

(x)	the Compensation Unit Warrants have been authorized, created and reserved for issuance by the Company;

(xi)	the Warrant Shares have been reserved for issuance and such Warrant Shares, when issued and delivered by the Company in accordance with the terms of the Warrant Indenture, will be validly issued as fully paid and non-assessable common shares in the capital of the Company;

(xii)	the Compensation Unit Shares have been reserved for issuance and, when issued and delivered by the Company in accordance with the terms of the Broker Warrants, will be validly issued as fully paid and non-assessable common shares in the capital of the Company;

(xiii)	the Compensation Unit Warrant Shares have been reserved for issuance and, when issued and delivered by the Company in accordance with the Warrant Indenture and Compensation Unit Warrant Certificates, will be validly issued as fully paid and non-assessable common shares in the capital of the Company;

(xiv)	each of: (A) the execution and delivery of the Transaction Documents; (B) the performance by the Company of its obligations thereunder; and (C) the sale or issuance of the Unit Securities do not and will not conflict with or result in a breach of, or constitute (with or without notice or lapse of time or both) a default under any of the provisions of: (i) the BCBCA; and (ii) the constating documents of the Company;

(xv)	the appointment of Computershare Trust Company of Canada as (i) transfer agent of the Shares; and (iii) warrant agent under the Warrant Indenture;

(xvi)	the issuance and sale of the Shares and Warrants comprising the Units to the Purchasers in the Designated Provinces in accordance with the Subscription Agreements and the issuance of the Broker Warrants to the Underwriters are exempt from the prospectus requirements of applicable Securities Laws in the Designated Provinces and no filing, proceeding, approval, permit, consent or authorization being required to be made, taken or obtained by the Company under applicable Securities Laws in connection with such issuance and sale; it being noted, however, that the Company is required to file or cause to be filed with the applicable Securities Regulators, reports on Form 45-106F1, prepared and executed pursuant to NI 45-106, together with the prescribed filing fee, within 10 days following the Closing Date;

(xvii)	the issuance of the Warrant Shares upon the exercise of the Warrants in accordance with the Warrant Indenture, the Compensation Unit Shares and Compensation Unit Warrants upon exercise of the Broker Warrants in accordance with the terms of the Broker Warrant Certificates and the Compensation Unit Warrant Shares upon exercise of the Compensation Unit Warrants in accordance with the terms of the Warrant Indenture and the Compensation Unit Warrant Certificates will be exempt from the prospectus requirements of applicable Securities Laws in the Designated Provinces and no filing, proceeding, approval, permit, consent or authorization being required to be made, taken or obtained by the Company under applicable Securities Laws in connection with such issuance;

(xviii)	the first trade of the Unit Securities in the Designated Provinces; and

(xix)	the Company is a reporting issuer under applicable Securities Laws in each of the Provinces of British Columbia and Alberta and is not on the list of defaulting issuers maintained under such legislation; and

(h)	if any Units are being sold to, or for the account or benefit of, persons in the United States or U.S. Persons pursuant to this Agreement, including Schedule "A" hereto, the Underwriters shall have received a favorable legal opinion to be delivered by Troutman Pepper Hamilton Sanders LLP, special United States counsel to the Company, in form and substance satisfactory to the Underwriters, acting reasonably, to the effect that it is not necessary in connection with the offer and sale of the Units to, or for the account or benefit of, persons in the United States or U.S. Persons to register the Units (including the Shares and the Warrants comprising the Units) under the U.S. Securities Act, it being understood that no opinion is expressed as to any subsequent reoffer or resale of the Units, the Shares or the Warrants, or the issuance, or any subsequent reoffer or resale, of the Warrant Shares.

7.	Termination Events.

(a)	The Underwriters shall be entitled to terminate their obligations hereunder and the obligations of the Purchasers in relation to the Offering by written notice to that effect given by the Lead Underwriter to the Company at or prior to the Closing Time if:

(i)	any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is made or issued under or pursuant to any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality (including without limitation the NEO or any securities regulatory authority) or there is a change in any law, rule or regulation, or the interpretation or administration thereof, which, in the reasonable opinion of the Underwriters, operates to prevent, restrict or otherwise materially adversely effect the distribution or trading of the Units;

(ii)	there shall occur or come into effect any material change in the business, affairs (including, for greater certainty, any change to the board of directors or executive management of the Company, including the departure of the Company's Chief Executive Officer, Chief Financial Officer, Chief Operating Officer or President (or persons in equivalent position)), financial condition, prospects, capital or control of the Company and its subsidiaries, taken as a whole, or any change in any material fact or a new material fact, or there should be discovered any previously undisclosed fact which, in each case, in the reasonable opinion of the Underwriters (or any of them), has or could reasonably be expected to have a material adverse effect on the market price or value or marketability of the Units;

(iii)	there should develop, occur or come into effect or existence any event, action, state, or condition or any action, law or regulation, inquiry, including, without limitation, terrorism, accident or major financial, political or economic occurrence of national or international consequence, any escalation in the severity of the COVID-19 pandemic (following the date of execution of the Engagement Letter) or any action, government, law, regulation, inquiry or other occurrence of any nature, which, in the reasonable opinion of the Underwriters, materially adversely affects or involves, or may materially adversely affect or involve, the financial markets in Canada or the United States or the business, operations or affairs of the Company or the marketability of the Units;

(iv)	an order shall have been made or threatened to cease or suspend trading in the common shares or any other securities of the Company, or to otherwise prohibit or restrict in any manner the distribution or trading of the common shares or any other securities of the Company, or proceedings are announced or commenced for the making of any such order by any securities regulatory authority or similar regulatory or judicial authority or the NEO, which order has not been rescinded, revoked or withdrawn; or

(v)	the Company is in breach of any material term, condition or covenant of this Agreement that may not be reasonably expected to be remedied prior to the Closing Date or any material representation or warranty given by the Company becomes or is false.

(b)	The Underwriters may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Underwriters only if the same is in writing and signed by the Lead Underwriter.

8.	Exercise of Termination Right. The rights of termination contained in Section 7 may be exercised by the Underwriters and are in addition to any other rights or remedies the Underwriters may have in respect of any of the matters contemplated by this Agreement or otherwise. Any such termination shall not discharge or otherwise affect any obligation or liability of the Company provided herein or prejudice any other rights or remedies any party may have as a result of any breach, default or non-compliance by any other party. In the event of any such termination by the Underwriters, there shall be no further liability on the part of the Underwriters to the Company or on the part of the Company to the Underwriters except in respect of any liability which may have arisen or may arise after such termination in respect of acts or omissions prior to such termination under Sections 10, 10(a) and 11.

9.	Survival of Representations, Warranties and Covenants. All terms, warranties, representations, covenants and agreements herein contained or contained in any documents delivered pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the purchase and sale of the Units and continue in full force and effect for the benefit of the Underwriters, the Purchasers and/or the Company, as the case may be, regardless of the Closing of the Offering for a period of two years following the Closing Date and regardless of any investigations which may be carried out by the Underwriters or on their behalf and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the purchase and sale of the Units or otherwise. In this regard, the Underwriters shall act as trustee for the Purchasers and accepts these trusts and shall hold and enforce such rights on behalf of the Purchasers. Notwithstanding the foregoing, any provisions of this Agreement in any manner relating to indemnification or contribution obligations shall survive and continue, in full force and effect, indefinitely.

10.	Indemnity. The Company agrees to indemnify and hold harmless the Underwriters, each of their respective affiliates and syndicate or selling group members and each of their respective directors, officers, employees, partners, agents and shareholders (collectively, the "Indemnified Parties" and individually, an "Indemnified Party"), to the full extent lawful, from and against any and all expenses, losses (other than a loss of profits of such Indemnified Party), fees, claims, actions (including shareholder actions, derivative actions or otherwise), damages and liabilities, joint or several, (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending and/or settling any action, suit, proceeding, investigation or claim (collectively, the "Claims") that may be made or threatened against any Indemnified Party by a third party) to which any Indemnified Party may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the performance of professional services rendered to the Company by the Indemnified Parties hereunder or otherwise in connection with the matters set out in this Agreement, provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(i)	an Indemnified Party has been grossly negligent, or has committed willful misconduct or any fraudulent act in the course of such performance; and

(ii)	the expenses, losses, claims, damages or liabilities to which the Indemnified Party makes a claim for indemnification were directly caused by the gross negligence, willful misconduct or fraud referred to in (i) immediately above.

The Company agrees to waive any right the Company might have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other Person before claiming under this indemnity.

The Company agrees that in case any legal proceeding shall be brought against the Company and/or any Indemnified Party by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or if any such entity shall investigate the Company and/or any Indemnified Party and an Indemnified Party and any of its personnel shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with or by reason of this Agreement, the Engagement Letter, or the performance of professional services rendered to the Company by the Underwriters hereunder and thereunder, such Indemnified Party or its personnel shall have the right to employ its own counsel in connection therewith, provided that the Indemnified Party acts reasonably in selecting such counsel, and the reasonable fees and expenses of such counsel as well as the reasonable costs (at normal per diem rates) and out-of-pocket expenses incurred by the Indemnified Party and any of its personnel in connection therewith shall be paid by the Company as they occur.

Promptly after receiving notice of a Claim against an Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Company, the Indemnified Party will notify the Company in writing of the commencement and particulars thereof, will provide copies of all relevant documentation to the Company and, unless the Company assumes the defence thereof (as contemplated below), will keep the Company advised of the progress thereof and will discuss all significant actions proposed. However, the omission to so notify the Company shall not relieve the Company of any liability which the Company may have to the Indemnified Party. The Company shall, on behalf of itself and the Indemnified Party, be entitled (but not required), at its own expense, to participate in and, to the extent it may wish to do so, assume the defence thereof, provided such defence is conducted by experienced and competent counsel acceptable to the Indemnified Party, acting reasonably. Upon the Company notifying the Indemnified Party in writing of its election to assume the defence and retaining counsel, the Company shall not be liable to such Indemnified Party for any legal expenses subsequently incurred by it in connection with such defence. If such defence is assumed by the Company, the Company throughout the course thereof will provide copies of all relevant documentation to the Indemnified Party, will keep the Indemnified Party advised of the progress thereof and will discuss with the Indemnified Party all significant actions proposed.

Notwithstanding the foregoing paragraph, any Indemnified Party shall have the right, at the Company's expense, to employ counsel of such Indemnified Party's choice (provided that such counsel is acceptable to the Company, acting reasonably), in respect of the defence of any action, suit, proceeding, claim or investigation if: (i) the employment of such counsel has been authorized by the Company; or (ii) the Company has not assumed the defence and employed counsel therefor within a reasonable time after receiving notice of such action, suit, proceeding, claim or investigation; or (iii) counsel retained by the Company has advised the Indemnified Party that representation of both parties by the same counsel would be inappropriate for any reason, including without limitation because there may be legal defences available to the Indemnified Party which are different from or in addition to those available to the Company (in which event and to that extent, the Company shall not have the right to assume or direct the defence on the Indemnified Party's behalf) or that there is a conflict of interest between the Company and the Indemnified Party or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Company shall not have the right to assume or direct the defence on the Indemnified Party's behalf).

No admission of liability and no settlement of any action, suit, proceeding, claim or investigation shall be made without the consent of the Indemnified Parties. No admission of liability shall be made and the Company shall not be liable for any settlement of any action, suit, proceeding, claim or investigation made without its consent.

With respect to any Indemnified Party who is not a party to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this Section 10 in trust for and on behalf of such Indemnified Party.

The indemnity and contribution obligations of the Company shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to those Indemnified Parties who are not signatories to this Agreement and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company and the Indemnified Parties.

The foregoing provisions shall survive the completion of professional services rendered under this Agreement or any termination of the authorization given by this Agreement and continue in full force and effect, indefinitely.

(a)	Contribution. In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 10 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Company and the Underwriters shall contribute to the aggregate of all claims, expenses, costs and liabilities (including any legal expenses reasonably incurred by the Indemnified Party in connection with any claim which is the subject of this Section 10(a)) and all losses (other than loss of profits) of a nature contemplated in Section 10 in such proportions as are appropriate to reflect not only the relative benefits received by the Company on the one hand and the Underwriters on the other hand, but also the relative fault of the Company and the Underwriters, as well as any relevant equitable consideration. The Underwriters shall not in any event be liable to contribute, in the aggregate, any amounts in excess of such aggregate fees or any portion of such fees actually received by the Underwriters pursuant to this Agreement. However, no party who has engaged in any fraud, fraudulent misrepresentation, willful misconduct or gross negligence shall be entitled to claim contribution from any Person who has not engaged in such fraud, fraudulent misrepresentation, willful misconduct or gross negligence.

(b)	Right of Contribution in Addition to Other Rights. The rights to contribution provided in Section 10(a) shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(c)	Calculation of Contribution. In the event that the Company may be held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, and provided that the Underwriters have not engaged in any fraud, fraudulent misrepresentation, willful misconduct or gross negligence the Company shall be limited to contribution in an amount not exceeding the lesser of:

(i)	the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in Section 10 above; and

(ii)	the amount of the aggregate fee actually received by the Underwriters from the Company under this Agreement.

(d)	Notice. If the Underwriters have reason to believe that a claim for contribution may arise, they shall give the Company notice of such claim in writing, as soon as reasonably possible, but failure to notify the Company shall not relieve the Company of any obligation which it may have to the Underwriters under Section 10(a), unless the Company is materially prejudiced by such failure to notify.

11.	Obligations of the Underwriters to be Several. The sale of the Units in connection with the Offering shall be as to the following percentages:

Underwriter	Syndicate Position
Canaccord Genuity Corp.	75%

PI Financial Corp.	25%

If any one of the Underwriters shall not complete the purchase and sale of its applicable percentage of the aggregate amount of the Units at the Closing Time for any reason whatsoever, the other Underwriter shall have the right, but shall not be obligated, to purchase the Units which would otherwise have been purchased by the Underwriter which fails to purchase. If, with respect to the Units, the non-defaulting Underwriter elects not to exercise such rights to assume the entire obligations of the defaulting Underwriter, then the Company shall have the right to terminate its obligations hereunder without liability except in respect of its indemnity and expense obligations in respect of the non-defaulting Underwriter. Nothing in this Section 11 shall oblige the Company to sell to the Underwriters less than all of the Units or shall relieve an Underwriter in default hereunder from liability to the Company.

12.	Expenses. Whether or not the Offering is completed, the Company will bear all of the Underwriters' reasonable expenses and fees in connection with the Offering, the issue and delivery of the Units or incidental to all matters in connection with the transactions herein set out, including, but not limited to: (i) all expenses of or incidental to the issue, sale or distribution of the Units; (ii) the fees of the Underwriters' legal counsel (such fees not to exceed $100,000, without the prior written consent of the Company), all disbursements of such legal counsel and all applicable taxes on such fees and disbursements; and (iii) all costs incurred in connection with the preparation of documentation relating to the Offering. All fees and expenses incurred by the Underwriters or on their behalf shall be payable by the Company immediately upon receiving an invoice therefor from the Lead Underwriter, and in any event no later than 15 days following receipt of an invoice from the Lead Underwriter in respect of such fees, disbursements and expenses. At the option of the Underwriters, such fees and expenses may be deducted from the gross proceeds otherwise payable to the Company at the Closing.

13.	Advertisements. The Company acknowledges that the Underwriters shall have the right after the Closing, subject always to Subsections 1(a) and (d) of this Agreement, at its own expense, subject to the prior consent of the Company, such consent not to be unreasonably withheld or delayed, to place such advertisement or advertisements relating to the purchase and sale of the Units contemplated herein as the Underwriters may consider desirable or appropriate and as may be permitted by applicable Law. The Company and the Underwriters each agree that they will not make or publish any advertisement in any media whatsoever relating to, or otherwise publicize, the transaction provided for herein so as to result in any exemption from the prospectus and registration or other similar requirements under applicable Securities Laws in any of the provinces of Canada or any other jurisdiction in which the Units shall be offered and sold being unavailable in respect of the sale of the Units to prospective purchasers.

14.	Right of First Refusal. The Company hereby grants the Lead Underwriter the exclusive right, but not the obligation, to participate and act as lead agent and sole bookrunner in any further offering of securities of the Company to be issued and sold in Canada by private placement or public offering or to provide professional, sponsorship or advisory services performed (or normally performed) by a broker or investment dealer (each a "Subsequent Mandate") until one year following the Closing Date. Should the Company intend to proceed with any Subsequent Mandate or receive a specific offer in connection with a Subsequent Mandate from another broker or dealer before the date that is one year following the Closing Date (the date of such offer being the "Offer Date"), the Company shall immediately advise the Lead Underwriter of the terms and conditions of the Subsequent Mandate and the Lead Underwriter shall have three Business Days to exercise its right of first refusal to participate on the same terms and conditions as contemplated in the Subsequent Mandate. If the Lead Underwriter elects in writing not to exercise such right or does not otherwise provide notice in writing of its desire to participate in the offering, the Company may proceed with such Subsequent Mandate with such other broker or dealer provided that the Company enters into an agreement with such broker or dealer within 30 days following the Offer Date. For greater certainty, the Lead Underwriter acknowledges that if the Company issues any securities to which the foregoing would apply, but does not retain or utilize a registered dealer as agent therefor, the foregoing shall not apply to such issuance, unless any of the subscribers to the issuance of such securities is a subscriber or beneficial purchaser of Units pursuant to the Offering.

15.	Notices. Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a "notice") shall be in writing addressed as follows:

(a)	if to the Company, to: WonderFi Technologies Inc.

1200 Waterfront Centre, 200 Burrard Street

PO Box 48600

Vancouver, British Columbia

V6E 2E9

Attention:	Ben Samaroo, Chief Executive Officer
Email:	[*****]

with a copy to (which shall not constitute notice):

Cassels, Brock & Blackwell LLP

2200 – 885 West Georgia St.

Vancouver, British Columbia

V6C 3E8

Attention:	Jeff Durno
Email:	[*****]

(b)	if to the Underwriters, to:

Canaccord Genuity Corp.

2100 – 609 Granville St.

Vancouver, British Columbia

V7Y 1H2

Attention:	Jamie Brown, Managing Director, Head of Investment Banking – Western Canada
Email:	[*****]

PI Financial Corp.

1900 – 666 Burrard St.

Vancouver, British Columbia

V6C 3N1

Attention:	Dan Barnholden, Managing Director, Head of Investment Banking
Email:	[*****]

with a copy to (which shall not constitute notice hereunder):

Dentons Canada LLP

15th Floor, Bankers Court

850 – 2nd Street SW

Calgary, Alberta

T2P 0R8

Attention:	Bennett Wong
Email:	[*****]

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by electronic transmission to the addressee and: (i) a notice which is personally delivered shall, if delivered on a Business Day before 5:00 p.m., be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by electronic transmission shall be deemed to be given and received on the first Business Day following the day on which it is sent.

16.	Market Stabilization. In connection with the distribution of the Units, the Underwriter may effect transactions which stabilize or maintain the market price of the Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

17.	No Fiduciary Duty. The Company hereby acknowledges that (i) the purchase and sale of the Units pursuant to this Agreement is an arm's length commercial transaction between the Company, on the one hand, and the Underwriters and any affiliate through which they may be acting to effect sales, on the other hand; (ii) the Underwriters are acting as principal and not as an agent or fiduciary of the Company; and (iii) the Company's engagement of the Underwriters in connection with the Offering and the process leading up to the Offering is as an independent contractor and not in any other capacity. The Company agrees that it is solely responsible for making its own judgments in connection with the Offering (regardless of whether the Underwriters have advised or are currently advising the Company on related or other matters). The Company agrees that it will not claim that the Underwriters owe an agency, fiduciary or similar duty to the Company in connection with the offering and sale of Units or the process leading thereto.

18.	Underwriters are Securities Dealers. The Company acknowledges that each of the Underwriters is a securities firm engaged in securities trading and brokerage activities as well as providing investment banking and financial advisory services and that in the ordinary course of its trading and brokerage activities, the Underwriter and its affiliates, as applicable, at any time may hold long or short positions, and may trade or otherwise effect transactions for their own account or the accounts of customers, in debt or equity securities of the Company, or any other company that may be involved in a transaction or related derivative securities.

19.	Time of the Essence. Time shall, in all respects, be of the essence hereof.

20.	Canadian Dollars. All references herein to dollar amounts are to lawful money of Canada.

21.	Headings. The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

22.	Singular and Plural, etc. Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

23.	Entire Agreement. This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings including for greater certainty, the Engagement Letter. This Agreement may be amended or modified in any respect by written instrument only.

24.	Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

25.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the parties submit to the non-exclusive jurisdiction of the courts of the Province of British Columbia.

26.	Successors and Assigns. The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company, the Underwriters and the Purchasers and their respective executors, heirs, successors and permitted assigns including any resulting issuer; provided that, except as provided herein or in the Subscription Agreements, this Agreement shall not be assignable by any party without the written consent of the others.

27.	Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

28.	Effective Date. This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

29.	Language. The parties hereby acknowledge that they have expressly required this Agreement and all notices, statements of account and other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties reconnaissent avoir expressment demandées que la présente convention ainsi que tout avis, tout état de compte et tout autre document a être ou pouvant etre donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

30.	Counterparts and Email Copies. Each of the parties hereto will be entitled to rely on delivery of an electronic mail or PDF copy of this Agreement and acceptance by each such party of any such electronic mail or PDF copy will be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof. This Agreement may be executed in any number of counterparts and by electronic transmission, which taken together shall form one and the same agreement.

If the Company is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Underwriters.

Yours very truly,

CANACCORD GENUITY CORP.

Per:	“Jamie Brown”
Authorized Signing Officer

PI FINANCIAL CORP.

Per:	“Dan Barnholden”
Authorized Signing Officer

The foregoing is hereby accepted on the terms and conditions therein set forth.

DATED as of the 26th day October, 2021.

WONDERFI TECHNOLOGIES INC.

Per:	“Ben Samaroo”
Ben Samaroo
Chief Executive Officer

SCHEDULE "A"

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

For the purposes of this Schedule "A", the following terms will have the meanings set forth below:

(a)	"Broker Securities" means the Broker Warrants, the Compensation Units, the Compensation Unit Shares, the Compensation Unit Warrants, and the Compensation Unit Warrant Shares;

(b)	"Directed Selling Efforts" means "directed selling efforts" as defined in Rule 902 of Regulation S and, without limiting the foregoing, but for greater clarity, it means, subject to the exclusions from the definition of directed selling efforts contained in Rule 902 of Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Units, Shares, Warrants or Warrant Shares, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Units, Shares, Warrants or Warrant Shares;

(c)	"Disqualification Event" means any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) of Regulation D;

(d)	"Foreign Issuer" means "foreign issuer" as that term is defined in Rule 902(e) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule "A", it means any issuer that is (a) the government of any country, or of any political subdivision of a country, other than the United States, or (b) a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States, and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(e)	"General Solicitation" and "General Advertising" mean "general solicitation" and "general advertising", respectively, as used in Rule 502(c) of Regulation D under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(f)	"Offered Securities" means the Units, the Shares and the Warrants;

(g)	"Offshore Transaction" means an "offshore transaction" as that term is defined in Rule 902(h) of Regulation S;

(h)	"Regulation D" means Regulation D under the U.S. Securities Act;

(i)	"Regulation S" means Regulation S under the U.S. Securities Act;

(j)	"SEC" means the United States Securities and Exchange Commission;

(k)	"Securities" means the Offered Securities and the Warrant Shares;

(l)	"Substantial U.S. Market Interest" means "substantial U.S. market interest" as defined in Rule 902(j) of Regulation S; and

(m)	"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

All other capitalized terms used but not otherwise defined in this Schedule "A" shall have the meanings assigned to them in the Underwriting Agreement to which this Schedule "A" is attached.

1.	The Company represents, warrants, covenants and agrees to and with the Underwriters, as at the date hereof and as at the Closing Date, that:

(a)	the Company is and, as at the Closing Date will be, a Foreign Issuer and reasonably believes there is no Substantial U.S. Market Interest with respect to the Common Shares;

(b)	the Company is not, and following the application of the proceeds from the sale of the Offered Securities will not be, registered or required to be registered as an "investment company" under the United States Investment Company Act of 1940, as amended;

(c)	none of the Company, any of its affiliates or any person acting on any of their behalf (other than the Underwriters, their affiliates (including the U.S. Affiliates), any members of the selling group, or any person acting on any of their behalf, as to whom no representation, warranty, covenant or agreement is made) has engaged or will engage in any Directed Selling Efforts or has taken or will take any action that would cause the exemption from the registration requirements of the U.S. Securities Act afforded by Rule 506(b) of Regulation D to be unavailable for offers and sales of the Offered Securities to, or for the account or benefit of, persons in the United States and U.S. persons pursuant to this Agreement, or the exclusion from the registration requirements of the U.S. Securities Act afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Offered Securities in Offshore Transactions pursuant to this Agreement, including Schedule "A";

(d)	the Company acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and that the Securities may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. Except with respect to offers and sales in accordance with this Agreement (including this Schedule "A") to, or for the account or benefit of, persons in the United States or U.S. persons that are U.S. Accredited Investors or Qualified Institutional Buyers in reliance upon the exemption from registration provided by Rule 506(b) of Regulation D and similar exemptions under applicable state securities laws, none of the Company, any of its affiliates, or any person acting on any their behalf (other than the Underwriters, their affiliates (including the U.S. Affiliates), any members of the selling group, or any person acting on any of their behalf, as to whom no representation, warranty, covenant or agreement is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Offered Securities to, or for the account or benefit of, a person in the United States or a U.S. Person; or (B) any sale of Offered Securities unless, at the time the buy order was or will have been originated, the Purchaser is (i) outside the United States and not a U.S. Person, or (ii) the Company, its affiliates, and any person acting on any of their behalf reasonably believe that the Purchaser is outside the United States and not a U.S. Person.

(e)	none of the Company, any of its affiliates or any person acting on any of their behalf (other than the Underwriters, their affiliates (including the U.S. Affiliates), any members of the selling group, or any person acting on any of their behalf, as to whom no representation, warranty, covenant or agreement is made) has engaged or will engage in any form of General Solicitation or General Advertising, any conduct involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act or any action which would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Securities to, or for the account or benefit of, persons in the United States and U.S. Persons;

(f)	the Company has not, for a period beginning six months prior to the commencement of the Offering, sold, offered for sale or solicited any offer to buy any of the Company's securities, and will not do so during the Offering or for a period of six months following the completion of this Offering, in a manner that would be integrated with the offer and sale of the Offered Securities and would cause the exemption from registration set forth in Rule 506(b) of Regulation D to become unavailable with respect to the offer and sale of the Offered Securities to, or for the account or benefit of, persons in the United States and U.S. Persons;

(g)	none of the Company or any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D;

(h)	with respect to the Offered Securities offered and sold in reliance on Rule 506(b) of Regulation D, none of the Company, any of its predecessors, any affiliated issuer that is issuing Offered Securities in this Offering, any director, executive officer, or other officer of the Company participating in the Offering, any beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, or any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Company in any capacity at the time of sale of the Offered Securities (but excluding the Regulation D Underwriters (as defined below), as to whom no representation, warranty or covenant is made) (each, a " Company Covered Person" and, collectively, the " Company Covered Persons") is subject to a Disqualification Event. The Company will notify the Underwriters in writing, prior to any Closing Date of (i) any Disqualification Event relating to a Company Covered Person not previously disclosed to the Underwriters in accordance with this section, and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Company Covered Person. As of any Closing Date, the Company is not aware of any person (other than any Regulation D Underwriter Covered Person (as defined below)) that has been or will be paid (directly or indirectly) remuneration for solicitation of Purchasers in connection with the offer and sale of any Offered Securities pursuant to Rule 506(b) of Regulation D; and

(i)	the Company shall duly prepare and file with the SEC a Form D within 15 days after the first sale of Offered Securities in reliance on Rule 506(b) of Regulation D, and will file such notices and other documents as are required to be filed under the state securities or "blue sky" laws of the states in which Offered Securities are sold.

2.	The Underwriters acknowledge that the Securities have not been and will not be registered under the U.S. Securities Act or any applicable state securities laws and may only be offered and sold in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and exempt from applicable state securities laws. In addition, until 40 days after the commencement of the offering of the Units, an offer or sale of the Securities within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from such registration requirements. Accordingly, each Underwriter represents, warrants, covenants and agrees to and with the Company (and will cause its U.S. Affiliate to comply with such representations, warranties, covenants and agreements), as at the date hereof and as at the Closing Date, that:

(a)	it and its U.S. Affiliate have not offered or sold, and will not offer or sell, any Offered Securities (i) to, or for the account or benefit of, persons in the United States and U.S. Persons except as permitted in this Schedule "A", or (ii) outside of the United States except in Offshore Transactions in accordance with Rule 903 of Regulation S. Accordingly, except as permitted in this Schedule "A", none of it, its affiliates (including its U.S. Affiliate), or any person acting on any of their behalf has engaged or will engage in:

(i)	any offer to sell or any solicitation of an offer to buy, any Offered Securities, to, or for the account or benefit of, persons in the United States or U.S. Persons;

(ii)	any sale of Offered Securities to any Purchaser unless, at the time the buy order was or will have been originated, the Purchaser was outside the United States and not a U.S. Person, or the Underwriter, any of its affiliates (including its U.S. Affiliate) or person acting on any of their behalf, reasonably believed that such Purchaser was outside the United States and not a U.S. Person; or

(iii)	any Directed Selling Efforts;

(b)	none of it, any of its affiliates (including its U.S. Affiliate), or any person acting on any of their behalf has engaged or will engage in any form of General Solicitation or General Advertising, any conduct involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act, or any action which would constitute a violation of Regulation M under the U.S. Exchange Act in connection with its offers or sales of the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons;

(c)	all offers of Offered Securities for sale by the Company to, or for the account or benefit of, persons in the United States and U.S. Persons shall be solicited and arranged by the Underwriter through its U.S. Affiliate, which on the dates of such offers and subsequent sales by the Company was and will be duly registered as a broker-dealer under the U.S. Exchange Act and under the laws of each state where such offers and sales are made (unless exempted therefrom) and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc., in accordance with all applicable United States state and federal securities (including broker-dealer) laws;

(d)	any offers, or solicitation of offers to buy, Offered Securities that have been made or will be made to, or for the account or benefit of, persons in the United States or U.S. Persons was or will be made only to persons reasonably believed to be U.S. Accredited Investors or Qualified Institutional Buyers, as applicable, in compliance with Rule 506(b) of Regulation D and applicable U.S. state securities laws;

(e)	immediately prior to soliciting any Purchaser that is, or is acting for the account or benefit of, a person in the United States or a U.S. Person, the Underwriter, its affiliates (including its U.S. Affiliate), and any person acting on any of their behalf, had reasonable grounds to believe and did believe that each such Purchaser was a U.S. Accredited Investor or a Qualified Institutional Buyer, as applicable, and at the time of completion of each sale by the Company to, or for the benefit or account of, a person in the United States or a U.S. Person identified by the Underwriter through its U.S. Affiliate, the Underwriter, its affiliates (including its U.S. Affiliate), and any person acting on any of their behalf will have reasonable grounds to believe and will believe, that each such Purchaser designated by the Underwriter or the U.S. Affiliate to purchase Offered Securities from the Company is a U.S. Accredited Investor or a Qualified Institutional Buyer, as applicable;

(f)	each Purchaser will be informed that the Offered Securities have not been and will not be registered under the U.S. Securities Act and are being offered by the Underwriter through its U.S. Affiliate and sold by the Company to such Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D and similar exemptions under applicable state securities laws;

(g)	it has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Offered Securities, except with its U.S. Affiliate, any selling group members or with the prior written consent of the Company. It shall require its U.S. Affiliate and each selling group member to agree, for the benefit of the Company, to comply with, and shall use its commercially reasonable efforts to ensure that its U.S. Affiliate and each selling group member complies with, the provisions of this Schedule "A" applicable to the Underwriter as if such provisions applied directly to its U.S. Affiliate and such selling group member;

(h)	prior to arranging for any sale of Offered Securities by the Company to, or for the account or benefit of, a person in the United States or a U.S. Person, it shall cause each Purchaser to execute a Subscription Agreement;

(i)	with respect to Offered Securities offered in reliance on Rule 506(b) of Regulation D, neither the Underwriter nor its affiliates (including its U.S. Affiliate) (collectively, the "Regulation D Underwriters"), any general partner or managing member of the Regulation D Underwriters, any director, executive officer or other officer of the Regulation D Underwriters participating in the offering of the Offered Securities or general partner or managing member of the Regulation D Underwriters or any officer, employee or agent of the Regulation D Underwriters or general partner or managing member of the Regulation D Underwriters that have been or will be paid (directly or indirectly) remuneration for solicitation of Purchasers in connection with the offer and sale of any Offered Securities (each, a "Regulation D Underwriter Covered Person" and collectively, the "Regulation D Underwriter Covered Persons") is subject to any Disqualification Event, except for a Disqualification Event contemplated by Rule 506(d)(2) of the U.S. Securities Act and a description of which has been furnished in writing to the Company prior to the date hereof. Each Regulation D Underwriter will notify the Company in writing, prior to any Closing Date of (i) any Disqualification Event relating to any Regulation D Underwriter Covered Person not previously disclosed to the Company in accordance with this section, and (ii) any event that would, with the passage of time, become a Disqualified Event relating to any Regulation D Underwriter Covered Person. As of the Closing Date, the Underwriter is not aware of any person (other than any Regulation D Underwriter Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of Purchasers in connection with the offer and sale of any Offered Securities pursuant to Rule 506(b) of Regulation D; and

(j)	the Underwriter acknowledges that the Broker Securities have not been registered under the U.S. Securities Act or the securities laws of any state of the United States. In connection with the issuance of the Broker Securities, the Underwriter represents, warrants, and covenants that it is acquiring or will acquire the Broker Securities as principal for its own account and not for the benefit of any other person. The Underwriter represents, warrants, and covenants that (i) it is not a U.S. Person and is not acquiring and will not acquire the Broker Securities in the United States, or on behalf of a U.S. Person or a person located in the United States; and (ii) this Agreement was executed and delivered outside the United States. The Underwriter acknowledges and agrees that the Broker Warrants and the Broker Unit Warrants may not be exercised in the United States or by or on behalf or for the benefit of a U.S. Person or a person in the United States, unless such exercise is not subject to, or is exempt from, registration under the U.S. Securities Act and applicable U.S. state securities laws. The Underwriter agrees that it will not engage in any Directed Selling Efforts with respect to any Broker Securities, and will not offer or sell any Broker Securities in the United States except in compliance with an exemption from the registration requirements of the U.S. Securities Act and all applicable U.S. state securities laws.

3.	Each Underwriter further agrees with the Company that:

(a)	prior to the Closing Date, it will provide the transfer agent and registrar for the Shares and Warrants with a list of all Purchasers of the Offered that are, or are acting for the account or benefit of, persons in the United States and U.S. Persons;

(b)	at the Closing Time it, together with its U.S. Affiliate, will provide a certificate, substantially in the form of Annex "A" relating to the manner of the offer and sale of the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons, or be deemed to represent and warrant that no offers or sales of the Offered Securities were made to, or for the account or benefit of, persons in the United States or U.S. Persons by such persons.

ANNEX "A"

UNDERWRITER CERTIFICATE

In connection with the private placement to, or for the account or benefit of, persons in the United States and U.S. Persons of the Offered Securities of WonderFi Technologies Inc. (the "Company") pursuant to the underwriting agreement dated October 26, 2021 between the Company and the Underwriters named therein (the "Underwriting Agreement"), each of the undersigned does hereby certify as follows:

I.	[Name of U.S. broker-dealer Affiliate] is and was a duly registered broker or dealer under Section 15(b) of the United States Securities and Exchange Act of 1934, as amended, and is and was a member of and in good standing with the Financial Industry Regulatory Authority, Inc., on the date hereof and on the date of each offer and sale made by it to, or for the account or benefit of, a person in the United States or a U.S. Person, and all offers and sales of Offered Securities to, or for the account or benefit of, persons in the United States and U.S. Persons have been and will be effected by [Name of U.S. broker-dealer Affiliate] in accordance with all U.S. federal and state broker-dealer requirements;

II.	immediately prior to transmitting the Subscription Agreement to offerees that were, or were acting for the account or benefit of, U.S. Persons or persons in the United States, we had reasonable grounds to believe and did believe that each such person was a U.S. Accredited Investor or a Qualified Institutional Buyer, as applicable, and we continue to believe that each Purchaser of Offered Securities that we have arranged that is, or is acting for the account or benefit of, a U.S. Person or a person in the United States is a U.S. Accredited Investor or a Qualified Institutional Buyer, as applicable, on the date hereof;

III.	no form of "general solicitation" or "general advertising" (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or the internet or broadcast over radio or television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Units to, or for the account or benefit of, persons in the United States and U.S. Persons;

IV.	prior to any sale of Offered Securities to, or for the account or benefit of, a person in the United States or a U.S. Person, each such Purchaser thereof that is purchasing Offered Securities provided an executed Subscription Agreement, including either a U.S. Accredited Investor Certificate attached thereto as Appendix II or a Qualified Institutional Buyer Certificate attached thereto as Appendix III, and we provided the Company with copies of all such completed and executed Subscription Agreements for acceptance by the Company;

V.	with respect to Units offered or sold to, or for the account or benefit of, persons in the United States and U.S. Persons, none of the Regulation D Underwriter Covered Persons relating to the undersigned is subject to any Disqualification Event except for a Disqualification Event (A) covered by Rule 506(d)(2) of Regulation D and (B) a description of which has been furnished in writing to the Company prior to the date hereof, and the undersigned are not aware of any person (other than any Regulation D Underwriter Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of Purchasers in connection with the sale of any Units to, or for the account or benefit of, persons in the United States and U.S. Persons;

VI.	we are not aware of any person (other than any Regulation D Underwriter Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of Purchasers of Offered Securities in reliance upon Regulation D;

VII.	neither we nor any of our affiliates have taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act with respect to the offer or sale of the Offered Securities; and

VIII.	the offering of the Offered Securities to, or for the account or benefit of, persons in the United States and U.S. Persons has been conducted by us in accordance with the terms of the Underwriting Agreement.

Unless otherwise defined, terms used in this certificate have the meanings given to them in the Underwriting Agreement.

Dated this           day of                                                     , 2021.

[UNDERWRITER]	[U.S. BROKER-DEALER AFFILIATE]

By:	By:
Name:	Name:
Title:	Title:

UNDERWRITER CERTIFICATE

In connection with the private placement to, or for the account or benefit of, persons in the United States and U.S. Persons of the Offered Securities of WonderFi Technologies Inc. (the "Company") pursuant to the underwriting agreement dated October 26, 2021 between the Company and the Underwriters named therein (the "Underwriting Agreement"), each of the undersigned does hereby certify as follows:

I.	Canaccord Genuity LLC is and was a duly registered broker or dealer under Section 15(b) of the United States Securities and Exchange Act of 1934, as amended, and is and was a member of and in good standing with the Financial Industry Regulatory Authority, Inc., on the date hereof and on the date of each offer and sale made by it to, or for the account or benefit of, a person in the United States or a U.S. Person, and all offers and sales of Offered Securities to, or for the account or benefit of, persons in the United States and U.S. Persons have been and will be effected by Canaccord Genuity LLC in accordance with all U.S. federal and state broker-dealer requirements;

II.	immediately prior to transmitting the Subscription Agreement to offerees that were, or were acting for the account or benefit of, U.S. Persons or persons in the United States, we had reasonable grounds to believe and did believe that each such person was a U.S. Accredited Investor or a Qualified Institutional Buyer, as applicable, and we continue to believe that each Purchaser of Offered Securities that we have arranged that is, or is acting for the account or benefit of, a U.S. Person or a person in the United States is a U.S. Accredited Investor or a Qualified Institutional Buyer, as applicable, on the date hereof;

III.	no form of "general solicitation" or "general advertising" (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or the internet or broadcast over radio or television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Units to, or for the account or benefit of, persons in the United States and U.S. Persons;

IV.	prior to any sale of Offered Securities to, or for the account or benefit of, a person in the United States or a U.S. Person, each such Purchaser thereof that is purchasing Offered Securities provided an executed Subscription Agreement, including either a U.S. Accredited Investor Certificate attached thereto as Appendix II or a Qualified Institutional Buyer Certificate attached thereto as Appendix III, and we provided the Company with copies of all such completed and executed Subscription Agreements for acceptance by the Company;

V.	with respect to Units offered or sold to, or for the account or benefit of, persons in the United States and U.S. Persons, none of the Regulation D Underwriter Covered Persons relating to the undersigned is subject to any Disqualification Event except for a Disqualification Event (A) covered by Rule 506(d)(2) of Regulation D and (B) a description of which has been furnished in writing to the Company prior to the date hereof, and the undersigned are not aware of any person (other than any Regulation D Underwriter Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of Purchasers in connection with the sale of any Units to, or for the account or benefit of, persons in the United States and U.S. Persons;

VI.	we are not aware of any person (other than any Regulation D Underwriter Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of Purchasers of Offered Securities in reliance upon Regulation D;

VII.	neither we nor any of our affiliates have taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act with respect to the offer or sale of the Offered Securities; and

VIII.	the offering of the Offered Securities to, or for the account or benefit of, persons in the United States and U.S. Persons has been conducted by us in accordance with the terms of the Underwriting Agreement.

Unless otherwise defined, terms used in this certificate have the meanings given to them in the Underwriting Agreement.

Dated this 26th day of October, 2021.

CANACCORD GENUITY CORP.		CANACCORD GENUITY LLC

By:	“Jamie Brown”	By:	“Jennifer Pardi”
Name:	Jamie Brown	Name:	Jennifer Pardi
Title:	Managing Director,	Title:	Managing Director
Head of Investment
Banking – Western Canada